Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

(Parent Corporation) (a)

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2004	June 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$132	$197	$153	$345	$435
Fixed charges: interest expense and amortization of debt issuance costs	40	39	31	117	113
Total earnings (as defined)	$172	$236	$184	$462	$548
Ratio of earnings (as defined) to fixed charges	4.29	6.16	5.84	3.96	4.84
(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”); Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation; and MIPA, LLC, a single member limited liability company wholly owned by the Corporation, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.